

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2010

Mr. Luiz Carlos Siqueira Aguiar
Chief Financial Officer
Embraer-Empresa Brasileira De Aeronautica S.A.
Avenida Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos
São Paulo, Brazil 12227901

Re: Embraer-Empresa Brasileira De Aeronautica S.A.
           Form 20-F
           File No. 333-132289

Dear Mr. Aguiar:

        We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        David R. Humphrey
                                        Branch Chief

Cc: Mr. Andre Gaia, Head of Investor Reations(fax #+55 (12) 3927- 4217)
        Mr. Richard Aldrich (Partner, Skadden, Arps, Slate, Meagher & Flom (fax +55 (11) 3708-1845).